FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

 TORONTO, October 17, 2017

FAIRFAX ANNOUNCES THE HIRING OF
DAVID JOHNSTON AS GLOBAL ADVISOR

Toronto, Ontario (October 17, 2017) – Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announces the hiring of David Johnston as a global advisor.  Mr. Johnston recently concluded his position as Governor General of Canada where he was the most traveled and third-longest servicing Governor in the history of the country.  Mr. Johnston previously served on Fairfax's Board of Directors before resigning in July 2010 in order to begin his duties as Governor General.

As global advisor, Mr. Johnston will be expected to assist the many Presidents in the Fairfax group of companies with business opportunities, community responsibilities and government relations in each of the countries in which Fairfax and its partners operate, or wish to do business, around the globe.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, "David was previously an outstanding Fairfax director and has been a champion for Canadians and Canadian businesses around the world for over seven years in his role as the Governor General of Canada.  We look forward to having such a great Canadian re-join the Fairfax team to bring his integrity, wisdom and insight in his global advisor role."

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:   John Varnell, Vice President, Corporate Development,  at (416) 367-4941